March 6, 2012

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for Fiscal Year Ended December 31, 2010 Filed April 1, 2011 Form 6-K Furnished October 27, 2011 File No. 001-10110

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes:

Thank you for your letter dated January 31, 2012, in response to our letter dated October 21, 2011, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s January 31, 2012 comment letter in bold text.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-5928 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Eduardo Ávila Zaragoza
Eduardo Ávila Zaragoza Chief Accounting Officer

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 9

A substantial portion of our customer base is particularly sensitive…, page 11

1.
We note that in response to comment three in our letter dated September 28, 2011 you say that you will quantify the relevant disclosure in future 20-F filings. The second paragraph of our letter indicated that you should include a draft of your proposed disclosures where we have requested changes in future filings. Using the most recent data available, provide us with proposed disclosure that is responsive to prior comment three in your response to this letter.

Response:

We supplementally advise the Staff that, based on our experience throughout the past year, we believe that the Spanish economic crisis has generally affected all of our Spanish customer base. In addition, we further advise the Staff that the relative importance of medium- and small-sized companies and middle- and lower- middle- income individuals in our customer base in Spain has decreased over the past few years and is broadly similar to the Spanish market as a whole. As of December 31, 2011, loans to medium- and small-sized companies and to middle- and lower- middle- income individuals amounted to approximately 6% and 14%, respectively, of our total loans and receivables to customers in Spain. Accordingly, we do not believe that quantifying our exposure to medium- and small-sized companies and middle- and lower- middle- income individuals in Spain in a risk factor will provide meaningful information to investors. We supplementally advise the Staff that, in our annual report for the year ended December 31, 2011, we intend to eliminate the risk factor referred to by the Staff and to revise and update the first risk factor included in our 2010 20-F (“Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition”) to identify, and quantify, where appropriate, any credit portfolio concentration which we believe may represent a material risk to our business or results of operations. We have included below the relevant updated disclosure:

“Our loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy in 2011, 2010 and 2009. For example, substandard loans to other resident sectors in Spain increased in 2011, 2010 and 2009 mainly due to the increase in substandard mortgage loans to €● and €4,425 million as of December 31, 2011 and 2010, respectively, from €3,651 million as of December 31, 2009. Substandard loans to real estate and construction customers in Spain also increased substantially in 2011, 2010 and 2009 to account for ●%, 16.8% and 15.4% of loans in such category as of December 31, 2011, 2010 and 2009, respectively. Our total substandard loans to customers in Spain amounted to €● million, €10,954 million and €10,973 million as of December 31, 2011, 2010 and 2009, respectively, principally due to the deterioration in the macroeconomic environment. Our total substandard loans to customers in Spain as a percentage of total loans and receivables to customers in Spain were ●%, 5.2% and 5.4% as of December 31, 2011, 2010 and 2009, respectively. Our loan loss reserves to customers in Spain as a percentage of substandard loans to customers in Spain as of December 31, 2011, 2010 and 2009 were ● % 45% and 44%, respectively.”

We may be subject to more stringent capital requirements…, page 14

2.
We note your response to comment four in our letter dated September 28, 2011 and refer to your Form 6-K furnished on October 27, 2011 announcing the preliminary results of the most recent European Banking Authority stress test. Please ensure that in future filings your risk factor discloses any additional capital requirements that have been imposed. We also refer to your Forms 6-K furnished on October 28, 2011 and November 22, 2011. Please also clarify in future filings, including in your risk factor disclosure, the extent to which new capital requirements or regulations have caused you to issue new securities, or take other actions.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will revise the risk factor in question as follows, updated as appropriate, in future 20-F filings:

“We are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a material adverse effect on our business, results of operations and financial condition.

The financial services industry is among the most highly regulated industries in the world. Our operations are subject to ongoing regulation and associated regulatory risks, including the effects of changes in laws, regulations, policies and interpretations, in Spain, the European Union, the United States and the other markets where we operate. This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector which we expect to continue for the foreseeable future. The regulations which most significantly affect us include regulations relating to capital requirements, which are discussed in detail below.

In addition, we are subject to substantial regulation relating to other matters such as liquidity. We cannot predict if increased liquidity standards, if implemented, could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin.

We are also subject to other regulations, such as those related to anti-money laundering, privacy protection and transparency and fairness in customer relations.

Adverse regulatory developments or changes in government policy relating to any of the foregoing or other matters could have a material adverse effect on our business, results of operations and financial condition. Furthermore, regulatory fragmentation, with some countries implementing new and more stringent standards or regulation, could adversely affect our ability to compete with financial institutions based in other jurisdictions which do not need to comply with such new standards or regulation.

Capital requirements

Increasingly onerous capital requirements constitute one of our main regulatory concerns. See “Item 4. Information on the Company—Supervision and Regulation—Capital Requirements.”

As a Spanish financial institution, we are subject to the Bank of Spain Circular 3/2008 (“Circular 3/2008”), of May 22, on the calculation and control of minimum capital requirements, as amended by Bank of Spain Circular 4/2011 (“Circular 4/2011”), which implements CRD III.

Moreover, we will be subject to the new Basel III capital standards, which will be phased in from January 1, 2013 until January 1, 2019. Despite the Basel III framework setting minimum transnational levels of regulatory capital and a measured phase-in, many national authorities have started a race to the top for capital by gold-plating both requirements and the associated interpretation calendars. In particular, while the European transposition of these standards will be done through the CRD IV throughout 2012, the Spanish Government anticipated Basel III with the Royal-Decree Law 2/2011, of February 18 (“RD-L 2/2011”), as part of a wider plan of the Spanish Government for the strengthening of the financial sector by imposing stricter capital requirements. We believe this lack of uniformity may lead to an uneven playing field and to competition distortions. Moreover, regulatory fragmentation, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect a bank with global operations such as BBVA and could undermine our profitability. As of December 31, 2011, our “principal capital” ratio, as calculated in accordance with RD-L 2/2011, was 9.7%, compared with the minimum required ratio of 8%.

In addition, following an evaluation of the capital levels of 71 financial institutions throughout Europe (including BBVA) based on data available as of September 30, 2011, the European Banking Authority (“EBA”) issued a recommendation pursuant to which, on an exceptional and temporary basis, financial institutions based in the EU should reach a new minimum Core Tier 1 ratio (9%) by June 30, 2012. This recommendation is temporary in nature and seeks to restore market confidence in the European financial system. Accordingly, the EBA has announced its intention to lift this recommendation once confidence in the European financial markets is restored. Based on September 30, 2011 data, the BBVA Group would need to increase its capital base by €6,329 million in order to reach this recommended minimum Core Tier 1 ratio by June 30, 2012. On January 20, 2012, the BBVA Group submitted to the Bank of Spain an action plan setting forth the steps that the group intends to take in order to reach the recommended minimum Core Tier 1 ratio by June 30, 2012. This plan, which took account of, among other measures, the issuance on December 30, 2011 of €3.4 billion of mandatory convertible subordinated bonds by BBVA in exchange for certain outstanding preferred securities, is currently being examined by the Bank of Spain jointly with the EBA.

Moreover, through Royal-Decree Law 2/2012, of February 3 (“RD-L 2/2012”), the Spanish Government has recently increased coverage requirements for certain real estate assets. Among other requirements, certain provisions for problematic credit assets and asset foreclosures need to be supplemented with an additional capital buffer of €1.2 billion by December 31, 2012. Based on December 31, 2011 data, we satisfied this requirement as of such date.

There can be no assurance that the implementation of these new standards will not adversely affect our ability to pay dividends, or require us to issue additional securities that qualify as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on our business, financial condition and results of operations. Furthermore, increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Regulatory reforms initiated in the United States

Our operations may also be affected by other recent regulatory reforms in response to the financial crisis, including measures such as those concerning systemic financial institutions and the enactment in the United States in July 2010 of the Dodd-Frank Act. See “Item 4. Information on the Company—Business Overview—The United States—U.S. Regulation—Dodd-Frank Act.” Among other changes, beginning five years after enactment of the Dodd-Frank Act, the Federal Reserve Board will apply minimum capital requirements to U.S. intermediate bank holding company subsidiaries of non-U.S. banks. Although there remains uncertainty as to how regulatory implementation of this law will occur, various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices, and could expose us to additional costs (including increased compliance costs). These changes may also cause us to invest significant management attention and resources to make any necessary changes.”

We supplementally advise the Staff that, with respect to the capital requirements referred to above, we expect to comply with them primarily through the generation of capital in the ordinary course of our business.

Regulatory Risks, page 19

3.
We note your proposed disclosure in response to comment seven in our letter dated September 28, 2011. Please expand your disclosure in future filings to clarify whether (and if so, how) specific regulations present material risks to you. For example and without limitation, we note that you have not included risk factor disclosure that addresses how the implementation of the Dodd-Frank Act may affect your United States operations. We also note that you have not specified what regulations present the most significant risks to your non-U.S. operations. Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and we refer the Staff to the risk factor proposed in our response to the Staff’s comment two, where we have addressed what we believe are our main regulatory risks both with respect to our U.S. operations and non-U.S. operations.

Item E. Selected Statistical Information, page 47

Substandard Loans, page 61

4.
In future filings, please describe in greater detail the “stricter metrics” and “better financial guarantees or collateral coverage” for loan originations that you mention in your response to comment 12 in our letter dated September 28, 2011. For example, please disclose the new maximum percentage of monthly income that you will accept when issuing a new loan and the maximum loan-to-value ratios.

Response:

We supplementally advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in Item 11 of future 20-F filings:

“We have enhanced our credit quality requirements for new loan generation by applying stricter criteria to new transactions with Spanish customers based on their creditworthiness. In particular, we have lowered the maximum acceptable percentage which monthly principal and interest payments associated with a proposed new loan may represent of the monthly income of the relevant customer to a range of 33-50%, depending on available collateral and other financial guarantees, and we have lowered our maximum acceptable loan-to-value ratio (i.e. requiring more collateral per unit of lending) to a range of 80-100%, depending on available collateral or other financial guarantees. We have focused our efforts on reducing our real estate exposure mainly by decreasing new loan generation, mainly in Spain, and improving loan recovery in the real estate sector.”

Item 5. Operating and Financial Review and Prospects, page 70

D. Trend Information, page 112

5.
Please expand your proposed disclosure in response to comment 16 in our letter dated September 28, 2011 to describe for investors the Markets in Financial Instruments Directive and the Packaged Retail Investment Products proposal. Your revised disclosure should explain how these initiatives could lead to significant costs for you.

Response:

We supplementally advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“Regarding consumer protection rules, initiatives such as the review of the Markets in Financial Instruments Directive (MIFID) or the EU Commission consultation on the legislative steps for the Packaged Retail Investment Products (PRIPs) proposal could entail significant costs for our operations. In addition, it is unclear whether these initiatives will be applied equally across European countries, and differences in the implementation of these initiatives could affect the level-playing-field in the industry.

Regarding MIFID, on October 20, 2011, the European Commission presented a legislative proposal to review the MIFID in order to set clearer and more comprehensive rules across all financial instruments, in line with G-20 recommendations and specific U.S. Dodd-Frank Act provisions. The current proposal includes enhanced transparency requirements concerning trading activities in equity markets, tougher rules for algorithmic and high frequency trading activities and stricter requirements for portfolio management, investment advice and the offer of complex financial products such as structured products. These stricter rules on investment advice include, among others, telephone recordings, stricter categorization of clients, limits to “execution only” services for retail clients and stricter information duties for complex products. According to estimates published by the European Commission, the MIFID review is estimated to impose one-off compliance costs of between €512 and €732 million and ongoing costs of between €312 and €586 million per year in the aggregate for participants in the EU banking sector. This represents an impact for one-off and ongoing costs of 0.10% to 0.15% and 0.06% to 0.12%, respectively, of total operating spending in the EU banking sector. However, banking industry estimates are higher since the European Commission’s estimates do not account for all costs associated with the implementation of the MIFID review, including IT costs to be incurred in order to comply with the new transparency requirements. In addition, the MIFID review represents an overhaul of our business model, mainly regarding our investment advice services.

Regarding PRIPs, the measures planned by the European Commission aim to achieve higher transparency in the packaged retail investment products sector by requiring that certain mandatory information is made available to investors prior to making an investment decision and imposing stricter commercial practices. The MIFID provisions are considered to be a benchmark on conduct of business and the management of conflicts of interest. The preparation and provision to investors of the proposed mandatory information, as well as the revision of our commercial practices and the monitoring of the implementation of the new rules, are expected to entail costs for BBVA.”

Item 19. Exhibits, page 182

6.
We note from your response to comment 22 in our letter dated September 28, 2011 regarding the agreements for the Turkiye Garanti Bankasi, AS acquisition. Please file them as exhibits and confirm that you will revise your exhibit index in future Forms 20-F accordingly.

Response:

We supplementally clarify for the Staff that when in our prior response we indicated that our agreements for the Turkiye Garanti Bankasi, AS (“Garanti”) acquisition could be considered material contracts required to be filed as exhibits to our Form 20-F, we did not mean that we believe such agreements are, in fact, material contracts required to be filed. In light of the Staff’s comment, we have further analyzed whether these agreements constitute material contracts required to be filed. In this connection we have considered various criteria to determine whether such agreements are material to us. For example, we considered matters such as the investment to be made by us compared to our total assets prior to our entry into the agreements, as well as various other measures of significance under SEC rules using historical data available at the time the acquisition agreements were entered into and as of and for the year ended December 31, 2011. In this regard, we would note for the Staff that, after applying the corresponding standardization and consolidation adjustments, Garanti represented approximately 3.06% of our consolidated total assets and 2.66% of our consolidated total liabilities as of December 31, 2011, and approximately 6.43% of our consolidated net income for the year then-ended. Based on such further analysis, we do not believe that such agreements constitute material contracts required to be filed as exhibits to our Form 20-F.

Notes to the Consolidated Financial Statements, page F-12

2. Principles of Consolidation, Accounting Policies and Measurement Basis…, page F-15

Definition of Impaired Financial Assets, page F-19

7.
Please refer to comment 24 in our letter dated September 28, 2011. We note that your proposed disclosure states that you write-off loans of a company in bankruptcy and/or in the last phases of an administrative receivership, and you write-off substandard secured loans within a maximum period of four years from the due date while substandard unsecured loans are written off within two years from their due date. Please revise your disclosure in future filings to address the following:

➢	Clarify whether administrative receivership is a foreclosure process.

➢
We note in your response to comment 20 in our letter dated September 28, 2011 that the average mortgage auction term is 12-18 months for impaired assets. Please clarify if this timeframe relates only to the foreclosure process or if it includes the period from when you begin your collections process to the end of the foreclosure process. If the former is true, please revise your disclosure to provide the average length of time between when an asset becomes past due to the completion of the foreclosure process.

➢
Discuss how you consider the significant time lag between when a borrower initially misses a payment (or is classified as past due) and when you write off the loan, which can be up to four years, in your allowance for loan losses. Specifically, address whether the probability of default within your allowance models continues to increase for loans that are in excess of 12 months past due, or whether your probability of default assumption hit 100 percent at some point in time prior to a loan migrating into 12 months past due status. Please also clarify how you consider declines in property values in your determination of the cash flows from the sale of collateral and how this is factored into your assessment of loss given default.

Response:

We supplementally advise the Staff that, in connection with the first bullet in the Staff’s comment, we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“We assess the evolution of recognized amounts individually, in the case of significant financial assets and for assets which are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics, or collectively, in the case of smaller financial assets susceptible to being classified in homogeneous groups.

According to our established policy, the recovery of a recognized amount is considered to be remote and, therefore, removed from our consolidated balance sheet in the following cases:

•
Any loan (except for those carrying an effective guarantee) of a company in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

•	Financial assets (bonds, obligations, etc.) whose issuer’s solvency capability has been downgraded in an irrevocable way.

Additionally, loans classified as substandard secured loans are written off within a maximum period of four years from their due date, while substandard unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years from their due date.”

We further supplementally advise the Staff that, in connection with the second bullet in the Staff’s comment, we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“The increase in our recoveries on entries rate from 38% in 2009 to 69% in 2010 and 70% in 2011 was mainly attributable to the following factors:

•	We started in 2010 a new department in each business area focused on recoveries of substandard loans.

•
The average length of time between when an asset becomes past due to the completion of the foreclosure process (which foreclosure process typically takes 12 - 18 months on average) is 15-35 months. Accordingly, there is a delay between the recognition of an impaired loan secured by a mortgage and the related mortgage recovery. In 2009/2010 we started the foreclosure sale processes related to our impaired loans secured by mortgages recognized as such in 2008. Foreclosed assets amounted to €● million and €1,513 million in 2011 and 2010, respectively, compared to €801 million in 2009.

•
There has been a significant increase in the amount of real estate assets received in lieu of payment in discharge of impaired loans from €639 million in 2009 to €1,358 million and €● million in 2010 and 2011, respectively.”

Finally, in connection with the third bullet in the Staff’s comment, we advise the Staff that, in calculating our allowance for loan losses, we assess the probability of default (PD), defined as the probability that a counterparty will fail to meet its principal and/or interest payment obligations, and the estimated loss arising in the event of default (Loss given default or LGD). The PD is associated with the rating/scoring of each counterparty/transaction and is measured using a time horizon of one year; i.e., we consider the probability of the counterparty defaulting in the coming year. We assign a probability of default of 100% when a borrower misses a payment by 90 days or more or when amounts owed are otherwise classified as past due, for example, because there are doubts as to the solvency of a counterparty (subjective doubtful assets). Once the probability of default is calculated, our models estimate the allowance for loan losses taking into account the LGD, which depends mainly on the characteristics of the counterparty and the valuation of the guarantees and collateral associated with the related transaction. In order to calculate the LGD at each balance sheet date, we evaluate the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, we take into account declines in property values which could affect the value of such collateral, mainly in Spain) and its estimated cost of sale. In the event of a default, we become contractually entitled to the property at the end of the foreclosure process and recognize the collateral at its fair value. After the initial recognition of these non-current assets classified as held for sale, they are measured at the lower of their carrying amount and their fair value less their estimated cost of sale. We further confirm to the Staff that we will include an explanation on how we calculate our allowance for loan losses in note 2.2.1 to the consolidated financial statements to be included in our annual report for the year ended December 31, 2011, on which we are currently working.

2.2.3. Financial Guarantees, page F-25

8.	Please refer to comment 26 in our letter dated September 28, 2011. Please address the following:

●
Please confirm that you will revise your disclosure in future filings to quantify the amount of payment protection insurance policies that you have outstanding as well as the amount of guaranteed fund products outstanding.

●	Please clearly state in your revised disclosure whether you are accounting for each of these products as insurance or financial guarantee contracts.

●	In your response, you state that the payment protection insurance is sold to borrowers within your own mortgage portfolio. Please revise future filings to explicitly disclose that fact.

●
Please provide us an example of how your payment protection policies work. For example, tell us what happens under these insurance policies when a borrower dies or becomes disabled and a claim is made. Clarify if the policy covers mortgage payments for a specified period of time or over the life of the loan. Clarify whether the borrower may remain in their home or whether the insurance protection makes up for a shortfall in the sale of any associated collateral in the event the borrower can no longer make payments on the mortgage.

●	Please tell us and revise future filings to disclose how you consider these contracts when determining the appropriate amount of allowance for loan losses on the related mortgages.

Response:

We supplementally advise the Staff that, in connection with our payment protection insurance policies, we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“As of December 31, 2011, our outstanding payment protection insurance policies amounted to €41 billion and insured approximately 20% of our total loans and receivables to customers in Spain as of such date. Substantially all of our payment protection insurance products provide consumer or mortgage payment protection in the case of loss of life or disability (while approximately 5% of these products provide protection in the case of unemployment or a work-related illness). These insurance products are granted by our insurance subsidiary to borrowers within our own consumer and mortgage portfolio. Upon the occurrence of the event insured against, our insurance subsidiary pays the entire outstanding principal amount, together with any accrued interest, of the related loan. Since the risk remains within the Group, we do not consider our payment protection insurance products when determining the appropriate amount of allowance for loan losses on the related loans. We account for these products as insurance contracts.”

We further supplementally advise the Staff that, in connection with our guaranteed mutual fund products, we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“As of December 31, 2011, our outstanding guaranteed mutual fund products amounted to €12 billion (approximately 58% of our outstanding mutual fund products in Spain as of such date). Our guaranteed fund products relate mainly to mutual funds in respect of which the return of principal (rather than the yield) is guaranteed by means of a deposit and a derivative contract entered into by us, both of which are recognized on our balance sheet. We account for these products as deposits or derivative contracts.”

7. Risk Exposure, page F-50

7.1. Credit Risk, page F-54

Sovereign risk exposure, page F-59

9.
Please refer to comment 30 in our letter dated September 28, 2011. You state that you did not have any derivative exposure to sovereign risk as of December 31, 2010. We note your disclosure in your Form 6-K furnished on December 9, 2011 in which you disclose both direct and indirect exposure to derivatives in Spain, and indirect exposure to Italy, Portugal, Greece, and Ireland. Please revise your future filings, either here or in management’s discussion and analysis, as appropriate, to provide disclosure regarding your direct and indirect sovereign exposures, as well as your direct and indirect nonsovereign exposures in these countries (e.g. financial institutions and corporations) to include the following:

●	The basis for the countries selected for disclosure.

The basis for determining the domicile of the exposure.

●	Please disclose the following related to credit protection purchased and sold:

ê	The fair value and notional value of credit default contracts sold and purchased and a description of the events that would trigger payout under the contracts.

ê	Provide a discussion of the credit quality of the counterparties to your credit protection purchased contracts.

ê
Discuss whether credit protection purchased has a shorter maturity date than the bonds or other exposure against which the protection was purchased. If so, clarifying disclosure about this fact and the risks presented by the mismatch of maturity.

●	The amount of loans and leases, both gross and net of any impairment provisions.

●	The total fair value of securities held for trading, available for sale and held to maturity securities, and the amortized cost of available for sale and held to maturity securities.

●	The fair value of any derivative exposures.

●	The amount of unfunded commitments by type of counterparty and by country and the key terms and any potential limitations of the counterparty being able to draw down on the facilities.

Response:

We supplementally advise the Staff that we intend to enhance our disclosure (including in response to the SEC’s “CF Disclosure Guidance: Topic No. 4, European Sovereign Debt Exposures”) concerning our direct and indirect exposure to certain European sovereigns and other European parties in future 20-F filings as follows, updated as appropriate:

“Sovereign risk exposure

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the Group’s Risk Area. Its basic functions involve the preparation of individual reports on the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of providing information related to transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which we are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations (such as the International Monetary Fund and the World Bank), rating agencies and export credit organizations.

The table below provides a breakdown of our financial instruments, as of December 31, 2011, by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan loss provisions.

	As of December 31, 2011
Risk Exposure by Country	Sovereign Risk (1)	Financial Institutions	Other Sectors	Total	%
	(in millions of euros, except percentages)
Spain	56,473	6,883	178,068	241,424	51.1%
Turkey	3,414	220	8,822	12,456	2.6%
Portugal	120	7,381	3,566	11,067	2.3%
Italy	4,301	492	4,704	9,497	2.0%
United Kingdom	279	829	6,715	7,824	1.7%
France	619	1,903	3,038	5,561	1.2%
Germany	592	1,048	911	2,551	0.5%
Ireland	7	183	212	401	0.1%
Greece	109	5	32	146	0.0%
Rest of Europe	739	4,419	6,072	11,230	2.4%
Europe	66,654	23,363	212,141	302,157	63.9%
Mexico	22,875	5,508	31,110	59,493	12.6%
The United States	3,501	3,485	42,589	49,576	10.5%
Rest of countries	7,281	3,803	50,563	61,647	13.0%
Total Rest of countries	33,657	12,796	124,262	170,716	36.1%
Total Exposure to Financial Instruments	100,311(2)	36,159	336,403	472,873	100.0%
(1) In addition, there were undrawn lines of credit, granted mainly to Spanish public authorities, amounting to €3,525 million.
(2) Relates mainly to government debt securities held by the Group in countries where we operate. These securities are used by the Group’s Assets and Liabilities Committee (ALCO) to manage the interest-rate risk concerning the balance sheet of our subsidiaries located in such countries and by our insurance subsidiaries for managing risks related to pension and insurance commitments.

Sovereign risk exposure in Europe

The European sovereign debt crisis deepened in 2011. Contagion of the financial tension during the year extended, first, to countries in the European periphery that were not subject to bailout programs, such as Italy and Spain; and subsequently, as doubts increased about the capacity of governments in the euro zone to resolve the crisis, to certain core countries in Europe with sounder finances.

As for the sovereign risk of European countries, despite the agreements reached at the European summit held at the end of July 2011, sovereign debt markets, including those in Spain, and especially those in Italy, continue to be subject to intense pressure.

As part of the exercise carried out by the European Banking Authority (EBA) to assess the minimum capital levels of European banking groups, as defined in the European Union’s Capital Requirement Directive (CRD), certain information on the exposure of the Group’s credit institutions to European sovereign risk as of September 30, 2011 was published on December 8, 2011. The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2011, by type of financial instrument and the country of residence of the counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan loss provisions.

	As of December 31, 2011
	Debt securities			Loans and Receivables	Derivatives(1)		Total	%
Exposure to Sovereign Risk by European Union Country	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
	(in millions of euros, except percentages)
Spain	4,366	15,225	6,520	26,637	96	—	52,844	89.1%
Italy	350	634	2,956	184	—	(23)	4,101	6.9%
France	338	12	254	—	—	(3)	601	1.0%
Germany	513	6	69	—	(3)	(2)	583	1.0%
Portugal	39	11	13	216	—	(1)	278	0.5%
United Kingdom	—	120	—	—	(3)	—	117	0.2%
Greece	—	10	84	15	—	(8)	101	0.2%
Hungary	—	53	—	—	—	—	53	0.1%
Ireland	—	7	—	—	—	1	8	0.0%
Rest of Europe	155	351	—	130	—	2	638	1.1%
Total Exposure to Sovereign Counterparties (European Union)	5,761	16,429	9,896	27,182	89	(34)	59,323	100.0%

(1) Includes Credit Derivative Swaps (CDS), which are reflected at their fair value.

The table below provides a breakdown of the notional value of the CDS in which the Group’s credit institutions acted as sellers or buyers of protection against sovereign risks in European countries, based on the country whose risk is covered by the CDS. The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts we enter contain market standards clauses, including with respect to the events that would trigger payouts under the contracts.

	As of December 31, 2011
Exposure to Sovereign Risk by European Union Country	Credit derivates (CDS) and other contracts in which the Group acts as a protection seller		Credit derivates (CDS) and other contracts in which the Group acts as a protection buyer
	Notional Value	Fair Value	Notional Value	Fair Value
	(in millions of euros)
Spain	20	2	20	(2)
Italy	283	38	465	(61)
Germany	182	4	184	(6)
France	102	3	123	(6)
Portugal	85	21	93	(22)
United Kingdom	20	2	20	(2)
Greece	53	25	66	(33)
Hungary	—	—	2	(0)
Ireland	82	10	82	(9)
Rest of Europe	294	31	329	(29)
Total Exposure to Sovereign Counterparties (European Union)	1,119	136	1,382	(170)

As reflected in the tables reproduced above, our exposure to sovereign risk in Europe relates mainly to Spain and Italy. The table below provides a breakdown of the total exposure faced by the Group’s credit institutions to these two countries as of December 31, 2011, by type of financial instrument and the country of residence of the counterparty, based on the maturity of the financial instruments.

	As of December 31, 2011
	Debt securities			Loans and Receivables	Derivatives		Total	%
Maturities	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
	(in millions of euros, except percentages)
Spain
Up to 1 Year	2,737	779	36	9,168	1	—	12,721	21.4%
1 to 5 Years	1,025	11,630	1,078	4,265	67	—	18,065	30.5%
Over 5 Years	604	2,816	5,406	13,204	27	—	22,057	37.2%
Italy
Up to 1 Year	172	22	3	89	—	—	286	0.5%
1 to 5 Years	73	34	2,378	20	—	(18)	2,487	4.2%
Over 5 Years	105	578	575	75	—	(4)	1,329	2.2%
Rest of Europe
Up to 1 Year	512	197	69	281	3	(1)	1,061	1.8%
1 to 5 Years	224	233	61	18	(1)	1	536	0.9%
Over 5 Years	309	140	290	62	(8)	(11)	782	1.3%
Total Exposure to Sovereign Counterparties (European Union)	5,761	16,429	9,896	27,182	89	(34)	59,323	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to our Consolidated Financial Statements. We take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe. Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets, except for Greek sovereign debt securities. With regard to sovereign debt securities issued by Greece, owing to its economic situation and considering the various agreements reached at the summits of European leaders on the plan for restructuring Greek sovereign debt, the Group has recognized impairment losses on these assets for a total amount of €81 million, applying an expected loss of 50% of the nominal value of the Greek sovereign debt, irrespective of its maturity. This impairment has been estimated by considering the recommendations issued by the European Securities and Markets Authority (ESMA). These impairment losses were charged to our consolidated income statement for the year ended December 31, 2011.”

We supplementally advise the Staff that we intend to continue providing information concerning the amortized cost of available for sale and held to maturity securities in future 20-F filings in the notes to our consolidated financial statements (e.g., see notes 12 and 14 to our consolidated financial statements in our 2010 20-F). We further supplementally advise the Staff that, based on our limited CDS exposure, we do not believe that providing more detailed information in this respect is currently necessary.

Appendix IV Additional information on investments…, page IV-1

10.
Please refer to comment 37 in our letter dated September 28, 2011. It remains unclear whether the financial information reported is as of the reporting date, or the date of the most recent audit. If it is the latter, please revise to disclose the reasons why more updated information is not reported, particularly for your investment in CITIC Group (including both CIFH and CNCB). We note that your investment in CITIC was €4 billion, or 10.7 percent of equity as of December 31, 2010.

Response:

We supplementally advise the Staff that the dates included in Appendix IV of our 2010 Form 20-F refer to the date of the most recent audited financial statements of our associates, which are typically older than the financial statements used for purposes of preparing our consolidated financial statements. For purposes of preparing our consolidated financial statements, we use the most recent available financial statements of our equity method investments, regardless of whether such financial statements are audited. The maximum time difference between the end of the reporting period of any such associates and our fiscal year end is three months. In addition, all significant transactions or events that may have occurred between the end of the reporting period of any such associates and our fiscal year end are considered and reflected as appropriate in our consolidated financial statements.

Form 6-K furnished October 27, 2011

Provision and others, page 11

11.
We note that your other losses were €391 million for the nine months ended September 30, 2011 compared to losses of €47 million for the nine months ended September 30, 2010, and that these losses were mainly related to provisions on real estate and foreclosed assets. We also note your disclosure on page F-114 of Form 20-F that inventories include the net carrying amount of the purchases of land and property that your property companies hold for sale or for business, including real estate assets bought from distressed customers. Given the significance of the increase in losses on real estate and foreclosed properties in 2011, please revise your disclosure in future filings to address the following:

●	Separately quantify the losses on real estate held as inventory and the losses on foreclosed assets.

●	Disclose the amount of properties purchased from borrowers in distress that you include in inventories.

●	Disclose how you consider the balance of the related loan when determining the cost of the property purchased for inventory at the time it is purchased for inventory.

●
Disclose how the real estate inventory transactions are accounted for in your determination of the appropriate level of allowance for loan losses, and clarify how you account for any shortfalls between the balance of the loan and the cost or net realizable value of the property at the time of purchase.

●	Describe any differences in how these inventory properties are acquired as compared to assets received in lieu of payment.

Response:

We supplementally advise the Staff that, in connection with the first bullet in the Staff’s comment, we disclosed losses on real estate held as inventory and foreclosed properties in notes 50 and 52 to our consolidated financial statements included in our 2010 20-F.

The table below provides updated information on our gains and losses on real estate:

	Year ended December 31,		Nine months ended September 30,
Real Estate Gains and Losses	2011	2010	2011	2010
	(in millions of euros)
Foreclosed Assets	(406)	(230)	(263)	(147)
Inventories	(431)	(453)	(293)	(253)
Sale & Lease Back	95	285	87	284
Others	77	91	78	69
Total	(665)	(307)	(391)	(47)

We supplementally advise the Staff that, in connection with the second bullet in the Staff’s comment, we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“The carrying amount of properties purchased from borrowers in distress which are included in our inventories amounted to approximately €3.2 billion as of December 31, 2011.”

We supplementally advise the Staff that, in connection with the third bullet in the Staff’s comment, we will revise our notes to the consolidated financial statements to be included in future 20-F filings, as follows, updated as appropriate (the underlined language will be added to the relevant part of note 2.2.6 to our consolidated financial statements in our 2010 20-F):

“The cost value of inventories includes the costs incurred for their acquisition and transformation, as well as other direct and indirect costs incurred in giving them their current condition and location.

The cost value of real estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year increase by the cost value provided that the inventories require more than a year to be in a condition to be sold. With respect to properties purchased from borrowers in distress, which are accounted for as inventory under IAS 2, any balance of the related loans (net of the related allowance for loan losses) are considered part of the cost value of these real estate assets.”

We supplementally advise the Staff that, in connection with the fourth bullet in the Staff’s comment, once we purchase a property from a borrower in distress, such property is accounted for as inventory which is subject to impairment testing (as described in note 2.2.6 to our consolidated financial statements in our 2010 20-F). In addition, we advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“Properties purchased from borrowers in distress are measured at the lower of their related loan carrying amount and the fair value of the property acquired less costs to sell. Any negative difference between such amounts is charged to the income statement of the period.”

We supplementally advise the Staff that, in connection with the fifth bullet in the Staff’s comment, there are no significant differences in how these inventory properties and assets received in lieu of payment are acquired and accounted for (as described, respectively, in notes 2.2.6 and 2.2.4 to our consolidated financial statements in our 2010 20-F).

12.
You disclose that you recorded provisions on real estate and foreclosed assets with the aim of maintaining coverage at levels of over 30 percent. Please clarify why you aim at maintaining coverage at this level and discuss whether you determined the provisions on real estate and foreclosed assets in your portfolio based on coverage levels that are supported by your own actual experience.

Response:

We supplementally advise the Staff that our aim at maintaining coverage at levels of over 30 percent on average for the whole portfolio is supported by our own experience, considering the expected recovery value from the sale of these real estate and foreclosed assets (net of any sales costs).

Balance sheet and business activity, page 13

Customer funds, page 15

13.
We note your disclosure on page 16 that in the third quarter of 2011, the real-estate fund BBVA Propiedad changed its legal status and became a public corporation, which means that it is no longer accounted for as a mutual fund. We also note your disclosure on page F-107 of your Form 20-F that the real estate fund BBVA Propiedad FII has been fully consolidated since 2008. Please tell us whether you continue to consolidate BBVA Propiedad subsequent to the legal status change in the third quarter of 2011, and revise future filings to disclose the financial impact of the restatement on your previously reported data. If you no longer consolidate this entity, please tell us how you account for your investment subsequent to the legal status change and quantify the impact such change had on your financial statements.

Response:

We supplementally advise the Staff that we bought approximately 96% of BBVA Propiedad in 2008. Accordingly, BBVA Propiedad has been fully consolidated since that year. Following our acquisition of the remaining 4% interest in BBVA Propiedad during the third quarter of 2011, we completed the required administrative steps to cease to manage it as a mutual fund and changed its legal status to that of a limited liability entity (“sociedad anónima”). As of December 31, 2011, BBVA Propiedad was our wholly-owned subsidiary. We confirm to the Staff that this change in the legal status of BBVA Propiedad had no impact in our financial statements.

Ratings, page 18

14.
You disclose that three credit rating agencies downgraded your credit ratings in October 2011. Please tell us whether these downgrades had any impact on your liquidity position, such as whether you were required to post additional collateral or make cash payments under derivative contracts as a result of the downgrades. If so, please revise future filings to discuss and quantify the impact of the downgrades on your liquidity position as well as results of operations.

Response:

We supplementally advise the Staff that we have entered into certain contracts that require us to post additional collateral if there is a downgrade in our credit ratings or other credit quality indicators. In particular, the downgrade of our credit ratings in October 2011 required us to post approximately €55 million of additional collateral. Additionally, there was a further downgrade of our credit ratings in February 2012, which required us to post €15 million of additional collateral.

We further advise the Staff that the October 2011 and February 2012 credit ratings downgrades had no other material impact on our liquidity position or results of operations. Consequently, we do not believe that adding disclosure regarding these downgrades is currently necessary.

General

15.
In response to comment 38 in our letter dated September 28, 2011 you indicate that the exhibits were inadvertently omitted from a Form 6-K furnished on February 2, 2011 and two Forms 6-K furnished on February 10, 2011. In your response, you also undertake to furnish on Form 6-K promptly in the future all required information. Since the date of your response, you have furnished eight additional Forms 6-K that omitted the exhibits (two on November 30 and one on each of December 13, December 20, December 22, January 4, January 10 and January 30). Please tell us how your continued furnishing of Forms 6-K without the exhibits will impact your management’s evaluation of the effectiveness of your disclosure controls and procedures required by paragraph (b) of Rule 13a-15 of the Exchange Act. In addition, please promptly amend the eleven Forms 6-K to include the missing exhibits.

Response:

We acknowledge the Staff’s comment and we confirm that we have furnished amended Forms 6-K including the exhibits inadvertently omitted from the Forms 6-K referred to in the Staff’s comment. We supplementally advise the Staff that the inadvertent omission of these exhibits from the original submissions was a technical anomaly resulting from the possible defective use of certain software we use in the preparation of our submissions, which we do not believe is indicative of a deficiency in our disclosure controls and procedures. We further advise the Staff that we have implemented certain procedural changes in our filing process with the aim of minimizing the risk of human or technical errors in future submissions. For example, we have separated certain functions and implemented certain cross-checking procedures in order to minimize the risk of human or technical errors in future submissions. We also have conducted further training of the relevant personnel in the use of the software we use to make submissions. We also assure the Staff that the information contained in all these submissions was broadly disseminated to the market through other means, such as our website, press releases and the website of the Spanish Securities Commission (CNMV), as appropriate. In addition, we confirm to the Staff that the information that we believe to be most significant concerning the Company during 2011 was included in our 2010 20-F and the current report on Form 6-K furnished to the SEC on October 14, 2011, which contained our unaudited interim consolidated financial statements for the six-month period ended June 30, 2011 and an unaudited quantitative reconciliation of net income attributed to parent company for the period and shareholders’ equity to U.S. GAAP, each of which was filed or furnished, as the case may be, on a timely basis.

We further advise that while the matters referred to above will be considered by our management in its evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2011 and discussed in Item 15 of our annual report for the year ended December 31, 2011, we do not believe that such matters will result in our management concluding that such controls and procedures were not effective as of such date at a reasonable assurance level.

16.
It is unclear from your response to comment 39 in our letter dated September 28, 2011 why you did not furnish on Form 6-K the financial statements and management report. We reissue the comment. If you do not believe the information was required to be furnished, please explain why. Also, tell us your plans with respect to furnishing this type of information in the future.

Response:

We supplementally advise the Staff that our financial statements under EU-IFRS as required to be applied by the Bank of Spain for the fiscal year ended December 31, 2010 and our related management report were not furnished on Form 6-K in light of our then ongoing preparation of our Annual Report on Form 20-F containing our financial statements reconciled to U.S. GAAP, which was filed on April 1, 2011. Given our belief that such U.S. GAAP information was potentially more meaningful to U.S. investors than information prepared under EU-IFRS as required to be applied by the Bank of Spain, we did not furnish such local GAAP financial statements.

We confirm to the Staff that we intend to furnish this type of information on Form 6-K in the future. In this regard, we supplementally advise the Staff that our financial statements and related management report for the year ended December 31, 2011 were furnished to the SEC on Form 6-K on February 14, 2012.